BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 8, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FDCTech, Inc.(formerly Forex Development Corporation) (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). The Amendment No. 4 has been revised in accordance with the Commission’s comment letter dated May 3, 2018 (“Comment Letter”). We have also, revised the Registration Statement in accordance with oral comments received on May 7 and 8, 2018 from Mr. Bernard Nolan.

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.4 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Description of Business, page 15

1. In accordance with your comment we have added disclosure further describing the business strategy and funding required for the Company’s business. In regard to business challenges we have added a new Risk Factor on page 8 entitled “Challenges relating to implementing our business strategy”.

2. In accordance with your comment we have deleted a paragraph and inserted four additional paragraphs on page 22 and 23 further describing the exact business the Company is engaged in and the business that the Company is not engaged in.

Exhibit 23.1

3. In accordance with your comment we have corrected the dates in Exhibit 23.1

Oral Comments

1. We have deleted the stand-alone financial statements for the year ended 2016.

2. We are in the process of correcting the changed name of the Company name on EDGAR to FDCTech, Inc.

3. In regard to the potential conflict of interests relating to Mr. Firoz, the Company has obtained Confidentiality Agreements from all of its founders, including Mr. Firoz. We believe that these Agreements together with the type of services being rendered to Match Trade by Mr. Firoz, which are more ministerial in nature and not policy making, is protection for the Company against any conflict of interest concerns.

4. In accordance with your comment we have deleted reference to a third party report in the Notes to Financials on page F-13.

5. In accordance with your comment we have added the Note Extension Agreements as Exhibit 10-12 and Exhibit -13. In addition we have added disclosure on page 32 relating to the Note Extensions.

6. In accordance with your comment we have added a footnote to the exhibit indexes regarding confidential treatment of certain exhibits.

We believe that we have responded to all your comments both written and oral, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO